Exhibit 99.1

YM BIOSCIENCES’ NIMOTUZUMAB SELECTED FOR MULTINATIONAL
PHASE III TRIAL BY NATIONAL CANCER CENTRE OF SINGAPORE
Singapore investigators to coordinate 700 patient trial of EGFR targeting antibody for treatment of head and neck cancer

MISSISSAUGA, Canada - Jan 5, 2009 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the National Cancer Centre of Singapore (NCCS) has selected nimotuzumab, YM’s EGFR-targeting drug, for evaluation in a multinational Phase III trial of more than 700 patients with cancers of the head and neck. The NCCS stated that it selected nimotuzumab because of its reported preferential safety profile compared with other EGFR-targeting cancer drugs.  The trial is sponsored by the NCCS in collaboration with Innogene Kalbiotech Pte. Ltd, (“IGK”) YM’s licensee for nimotuzumab for the region.

“The efficacy of nimotuzumab as an epidermal growth factor receptor targeted therapy is likely to be comparable to drugs of the same class. However, what is likely to set nimotuzumab apart is its low toxicity and favourable safety profile,” said Dr. Rikrik Ilyas, Director of IGK. “Patients are spared the discomfort of severe skin rashes and may benefit from an enhanced quality of life. Both patients and physicians may also benefit from lack of hypomagnesemia often related to treatment with other anti-EGFR targeted drugs. IGK is pleased to support the NCCS in this investigator-initiated trial of nimotuzumab.”

The NCCS is the lead cancer centre coordinating this clinical trial, which will involve approximately 22 institutions from 12 countries worldwide. The trial will treat patients with locally advanced squamous cell cancers of the head and neck immediately following surgery - the “adjuvant setting”. Along with standard chemotherapy and radiotherapy, half of the patients will be administered nimotuzumab weekly for an eight week period. The primary endpoint for this study is two-year and five-year disease-free survival; the secondary endpoint is two-year and five-year overall survival.

“This trial further expands the number of late-stage trials investigating nimotuzumab across a wide range of cancer indications. The decision by the prestigious NCCS to further investigate nimotuzumab in this large trial reflects the growing recognition for our drug as potentially the only EGFR targeting therapy that may provide efficacy without the severe dose-limiting toxicities of the other drugs in its class. Importantly, this trial includes the treatment regimen that we have demonstrated as important for nimotuzumab’s preferential binding that should result in equivalent therapeutic benefit to the currently market drugs while avoiding adverse interactions with normal tissue,” said David Allan, Chairman and CEO of YM BioSciences. “IGK’s progress has been exceptional, having already secured marketing approval in the Philippines and Indonesia for pediatric and adult recurrent glioma. In addition to this adjuvant Phase III study a Phase II investigator-initiated study in locally-advanced head and neck cancers is being conducted by the NCCS in collaboration with IGK.”

The countries involved in the trial include Japan, South Korea, Taiwan, Thailand, Indonesia, India, Pakistan, Singapore, Saudi Arabia, Israel, South Africa and Cuba. The trial is expected to expand into Canada and additional sites may also be added from the Philippines, Australia and the United Kingdom. The NCCS anticipates reporting initial results from the trial in approximately five years.

About National Cancer Centre Singapore
The National Cancer Centre Singapore is the premier cancer research and treatment facility in Singapore and in the region. It was established in 1997 and sees more than 60 percent of the public sector medical oncology cases and about 70 percent of radiation oncology cases. For more information, visit NCCS website at www.nccs.com.sg.

About Innogene Kalbiotech
Innogene Kalbiotech Ltd (IGK) is the licensee of nimotuzumab for territories that include Singapore, Indonesia, Malaysia, the Philippines and South Africa. The licensor is CIMYM BioSciences Inc, YM’s majority-owned subsidiary. Established in Singapore in July 2003, IGK develops and commercializes biopharmaceuticals and medical diagnostics, specializing in oncology, intensive care and therapeutic and preventive vaccines. It coordinates clinical trials and research activities, and manages the application and commercialization of patents worldwide. A wholly owned subsidiary of Jakarta-listed pharmaceutical company PT Kalbe Farma Tbk., IGK spearheads the innovation and globalization for Kalbe of research-based products.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in a number of countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In more than 3,500 patients reported as having been treated worldwide, to date, no Grade III/IV incidents of rash or radiation dermatitis have been described and reports of any of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product has completed a randomized trial and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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